Via Facsimile and U.S. Mail
Mail Stop 6010

October 30, 2006

Mr. Steve E. Fass
President and Chief Executive Officer
White Mountains Insurance Group, Ltd.
Plaza 5 Harborside Financial Center Plaza
Jersey City, NJ   07311-1114

**Re: White Mountains Insurance Group, Ltd.
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed on March 7, 2006
          File No. 001-08993**

Dear Mr. Fass:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim Atkinson
                                        Accounting Branch Chief